December 14, 2010

Ms. Jennifer Monick

Senior Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Confidential Treatment of portions of this letter has been requested by Mastech

Holdings, Inc. pursuant to 17 C.F.R. § 200.83. Asterisks denote such omissions.

Dear Ms. Monick:

On behalf of Mastech Holdings, Inc. (the “Company”), we are providing the following responses to additional comments set forth in your letter dated November 29, 2010. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of your comment letter.

Form 10-K for the year ended December 31, 2009

Notes to Consolidated Financial Statements – General

1.	SEC COMMENT: Please provide a more robust analysis of paragraph 6 of ASC 280-10-50. Your response should include, but not necessarily be limited to, a discussion of the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.

COMPANY RESPONSE: The Company is engaged in one primary business activity, “temporary contract staffing services”. The Company’s chief operating decision maker and our Board of Directors view the Company as a single business. We present the following information to the Staff in support of this position:

A) Centralized recruitment of staffing consultants. The most critical element of our business activity is the recruitment and retention of qualified temporary contract staffing consultants. This key function is performed using a centralized recruitment organization that consists of domestic and offshore-based recruiters. These recruiters primarily secure candidates based upon skill-sets and geography. As a result, it is not uncommon for a consultant with a particular skill-set to perform services in more than one sales channel. Moreover, the on-boarding processes and human resources support are consistent among channels and throughout the organization. We believe that this centralized homogeneous approach to recruiting supports the conclusion that management and the Board view the Company as a single business.

B) The nature of activities in conducting our business is substantially homogeneous among sales channels, technologies and vertical markets. Below is a description of such activities within each channel.

•

IT Wholesale Channel: We focus much of our marketing efforts within this sales channel on selling our staffing services to large and medium-sized businesses and institutions. We constantly look to develop relationships with new clients and we continuously work to penetrate our existing client relationships to deeper levels. Our sales efforts are conducted through account executives who call (telesales) on potential new and existing customers and supplement such calls with select client visits, within an assigned geographic location. Consultants used to service clients in this channel possess a variety of IT skill sets, as well as back-office support and business analysis backgrounds. These consultants are engaged by the Company as salaried employees, W-2 hourly employees and through subcontractor arrangements. As discussed above, the consultants are sourced using a centralized recruitment organization that consists of domestic and offshore-based recruiters.

•

IT Retail Channel: We focus much of our marketing efforts within this sales channel on selling our staffing services to large and medium-sized businesses and institutions. We constantly look to develop relationships with new clients and we continuously work to penetrate our existing client relationships to deeper levels. Our sales efforts are conducted through account executives who call (telesales) on potential new and existing customers and supplement such calls with select client visits, within an assigned geographic location. Consultants used to service clients in this channel possess a variety of IT skill sets, as well as back-office support and business analysis backgrounds. These consultants are engaged by the Company as salaried employees, W-2 hourly employees and through subcontractor arrangements. As discussed above, the consultants are sourced using a centralized recruitment organization that consists of domestic and offshore-based recruiters.

•

Brokerage Operations Channel: We focus much of our marketing efforts within this sales channel on selling our staffing services to large and medium-sized businesses and institutions. We constantly look to develop relationships with new clients and we continuously work to penetrate our existing client relationships to deeper levels. Our sales efforts are conducted through account executives who call (telesales) on potential new and existing customers and supplement such calls with select client visits, within an assigned geographic location. Consultants used in this channel possess back-office support and business analysis backgrounds. These consultants are engaged by the Company as salaried employees, W-2 hourly employees and through subcontractor arrangements. As discussed above, the consultants are sourced using a centralized recruitment organization that consists of domestic and offshore-based recruiters.

•

Permanent Placement / Fees: Permanent placement revenues generate a small portion of the Company’s total revenues (less than 1% of revenue in each of the last three years). These revenues are derived as an “opportunistic byproduct” of our temporary contract staffing activities. Permanent placement opportunities can present themselves at any of the previously mentioned channels, but predominately occur with consultants that have IT-related skill sets. As discussed above, this channel is supported by a centralized recruitment organization that consists of domestic and offshore-based recruiters.

C) The Company’s operating structure and senior management team is organized to support a single business. No one manager is responsible for all critical aspects of a particular sales channel in its entirety. Below is a listing of the Company’s senior management team, exclusive of the Chief Executive Officer and Chief Financial Officer, and a description of their responsibilities.

•	Steven Wolfe – Vice President of Corporate Development.

Mr. Wolfe’s role and responsibilities are focused on marketing, hiring and training methodologies, and organizational development across the entire organization. Additionally, Mr. Wolfe has revenue and gross profit responsibility for our Branch Services client base, which is a sub-set of our IT retail channel.

•	Murali Balasubramanyam – Executive Vice President of HR and Recruiting.

Mr. Balasubramanyam has responsibility for the Company’s human resources and recruitment functions. Mr. Balasubramanyam works closely with the Company’s Vice Presidents of Sales to ensure that sales requisitions (opportunities) are dispersed throughout the Company’s recruitment organization to enhance the probability of finding and securing a qualified candidate in a timely fashion. The Company’s recruitment organization consists of recruiters who specialize in certain candidate skill-sets, specific geographic areas or industry verticals. Other recruiters are more generalist who function across a wide range of skill-sets, geographic areas and industries. It’s important to note that candidate skill-sets and geographic areas are not channel specific as individual consultants may perform work in more than one channel. Moreover, industry verticals are not channel specific, with the exception of our Brokerage Operations channel which only services the financial industry. It’s equally important to point out that our other sales channels service financial industry clients as well.

•	Kevin Kutzavitch – Vice President of Sales.

Mr. Kutzavitch has revenue and gross profit responsibility for our Integrator client base, which is a sub-set of our IT Wholesale channel.

•	Edward Meindl – Vice President of Sales.

Mr. Meindl has revenue and gross profit responsibility for 1) our MSP client base, which is a sub-set of our IT Retail channel, and 2) our staffing alliance client base, which is a sub-set of our IT Wholesale channel.

•	William Gorman – Vice President of Brokerage Operations.

Mr. Gorman was largely responsible for revenue and gross profit for our Brokerage Operations client base.

D) The Company’s Board of Directors’ views the Company as a single business. We have provided, attached to this letter as Exhibit A, several Board of Directors’ presentations for the Staff’s consideration which support this conclusion. A description of the examples and related comments are set forth below.

•	2009 Annual Budget presentation (March 12, 2009 Board Meeting).

•	2009 action plan focuses on the entire organization.

•	Financial projections were presented as a single business.

•	Sales model presentation addressed one organization.

•	2009 Review of Third Quarter 2009 results (September 21, 2009 Board Meeting).

•	Exhibit / Review was presented and discussed as a single business.

•	2009 Forecast Update Presentation (October 26, 2009 Audit Committee Meeting).

•	Fourth Quarter update and Trend Analysis is presented on a consolidated basis and discussed with the Committee as a single business.

In summary, we believe that the nature of our business activities; the structure of our organization; the alignment of management; and most importantly, the manner in which our chief decision maker and the Board of Directors view our organization all indicate and support our belief that the Company is engaged in one primary business activity –temporary contract staffing services.

Note 10 – Transactions with Former Parent, page 47

2.	SEC COMMENT: Please tell us how your discussion of the individuals negotiating these transactions, the existence of formal contracts, and the lack of an obligation to use the related party substantiates that these transactions are arms-length transactions. Further, we understand that you continuously explore cost-effective alternatives to the offshore contractors and IT support services provided by iGATE Global Solutions; please tell us how you determined that this process results in these services not being provided at below market rates. Additionally, we understand that iGATE Global Solutions’ procurement personnel submits a request to your company and to other IT staffing providers and that your consultant is selected if it is the best value proposition; please tell us how you determined that this process results in these consultants not being provided at below market rates. Refer to paragraph 5 of ASC 850-10-50.

COMPANY RESPONSE: In accordance with ASC 850-10-50, we understand that transactions involving related parties cannot be presumed to be carried out on an arm’s length basis because the requisite conditions of competitive, free-market dealings may not exist. Our belief is that conditions of competitive, free-market dealings did very much exist in our negotiations with iGATE, with respect to the transactions that we characterized as arm-length transactions. The focus of our previous response to the Staff’s comments was to provide support that the environment of negotiations with iGATE was no different than any other third-party process. No pre-existing obligation to transact with each other was present; both parties were motivated to negotiate the best economic deal possible for their respective organization; such negotiations took place within each organization at management levels that would exist in similar third-party situations; and terms and conditions / legal responsibility was documented as would be expected in other free-market dealings.

Based on the Staff’s further comments, it appears that you would like us to provide quantitative data regarding the final outcome of such negotiations being in-line with market rates. With that approach in mind, please consider the following with respect to the referenced iGATE Global Solutions transactions.

•

iGATE Global Solutions provides the Company with IT support services. In October 2008, we entered into a support services agreement with iGATE Global Solutions. The arrangement was more economical than providing such services in-house and was in range with a few other domestic providers that we approached. Given iGATE’s knowledge of our systems environment and in-line pricing to the limited alternatives that we explored, we executed an agreement with iGATE. We periodically explored cost-effective alternatives to these services and in October 2010, we found a domestic provider that could save us a few thousand dollars per month. iGATE was unwilling to adjust their pricing to match this alternative, and accordingly, we switched service providers. We believe that the original terms of this arrangement were at market rates based on our search for alternatives.

•

The Company provides iGATE Global Solutions with IT consultants from time-to-time. We generated revenues from these services of $26,000 in 2009; $118,000 in 2008 and $484,000 in 2007. Our gross margins on this $628,000 of revenues averaged 27%. During the same three-year period, our gross margin from end-user clients similar to iGATE averaged 23%, and ranged from 18% to 28%. While there are various factors that we consider in establishing billing rates, such as consultant skill-sets, geographical location and project durations, we strive to obtain a consistent range of gross margin. Based on the above, our conclusion is that our pricing was at market (as evidenced by our gross margins) and in range with other margins generated on like assignments.

•

iGATE Global Solutions provides the Company with offshore contractors in New Delhi, India. Such contractors are housed in iGATE facilities and have access to iGate’s telecom / support services. While our negotiations for these “bundled services” presented a value proposition to us, our evaluation was based on the alternative of establishing our own facility and infrastructure in New Delhi. While we believe that our negotiations were conducted in the spirit of free-market dealings and resulted in a mutually beneficial transaction between a willing selling and willing buyer, we cannot point to the existence of market pricing to substantiate this transaction as in-line with market rates.

Based on the foregoing, we believed that it was appropriate to characterize these transactions as “arms-length”. Notwithstanding this belief, and in light of the concerns expressed in this comment letter, the Company will eliminate this characterization from future filings.

Form 10-Q for the quarterly period ended September 30, 2010

Note 13 Divestiture of GFS, page 10

3.	SEC COMMENT: Based on your response, it appears that you can distinguish revenues and operating profits for your brokerage operations unit. We understand that you cannot distinguish the operation support and general and administrative functions. Pursuant to paragraph 9 of ASC 205-20-45, general corporate overhead shall not be allocated to discontinued operations. Please tell us if you are able to clearly distinguish all non-general corporate overhead for your brokerage operations unit.

COMPANY RESPONSE: We can distinguish revenues, direct costs and gross profits for the brokerage operations channel. We can also distinguish direct selling expenses (compensation-related and travel and entertainment), but not critical support services such as marketing expenses, operating expenses (all recruitment related costs), accounting and other administrative expenses. Therefore, we are not able to distinguish all non-general corporate overhead.

If you have any questions regarding the Company’s responses provided herein, please do not hesitate to call us, or our outside counsel, James J. Barnes, at (412) 288-7164.

Sincerely,

/s/ John J. Cronin Jr.

Chief Financial Officer

cc: Thomas B. Moran

      Chief Executive Officer

Confidential Treatment has been requested by Mastech Holdings, Inc. pursuant to

17 C.F.R. § 200.83. Asterisks denote such omissions.

Exhibit A

[**Redacted**]